EXHIBIT 3.1

CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

OF

ADSTAR, INC.
(Pursuant to Section 242 of
the Delaware General Corporation Law)

     AdStar. Inc. (“AdStar”), a corporation organized and existing under and by virtue of the Delaware General Corporation Law (the “DGCL”) does hereby certifies that:

     1. The name of the corporation is AdStar, Inc.

     2. The Board of Directors of AdStar unanimously duly adopted resolutions (i) to amend the Certificate of Incorporation of AdStar (the “Certificate of Incorporation”) to increase the number of shares of authorized common stock from 20,000,000 to 40,000,000 (the “Amendment”), (ii) declaring the advisability of the Amendment to its stockholders, and (iii) directing that the Amendment be considered at the year 2004 annual meeting of the stockholders of AdStar. Subsequently, at such annual meeting the Amendment was approved by a majority of the stockholders. The Amendment adopted provides as follows:

     (ii) That the first sentence of Article Fourth of the Certificate of Incorporation would be amended in its entirety to read as follows:

“FOURTH: The total number of shares which this corporation shall have authority to issue is 45,000,000 shares, consisting of (i) 40,000,000 shares of common stock, $.0001 par value per share (the “Common Stock”) and (ii) 5,000,000 shares of preferred stock, $.0001 par value per share (the “Preferred Stock”).”

     3. That the Amendments herein certified have been duly adopted in accordance with the provisions of Section 242 of the DGCL by the Board of Directors.

     4. This Certificate of Amendment shall become effective upon the filing hereof in the Office of the Secretary of State of the State of Delaware.

     Executed on this 22nd day of March, 2005.

AdStar, Inc.
By:	/s/ Anthony J. Fidaleo
Anthony J. Fidaleo,
Vice President and Chief Financial Officer